
06015276

RECEIVED

2006 JUL 18 P 2:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 12, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 086/2006, AIS-CP 093/2006 and F 24-3**

Subject: 1. Resignation of Director of Advanced Info Service Plc.
2. Notification of the Resolutions of Board of Directors' Meeting No. 6/2006 of Advanced Info Service Public Company Limited ("the Company")
3. F24-3: Audit Committee Report on Members and Scope of Duties

Date: July 12, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**July 12, 2006**



AIS-CP 093/2006

July 12, 2006

Subject: Notification of the Resolutions of Board of Directors' Meeting No. 6/2006 of Advanced Info Service Public Company Limited ("the Company")

To: The President
The Stock Exchange of Thailand

We would like to inform you that at Board of Directors Meeting No. 6/2006 held on July 12, 2006 in Meeting Room No. 2005, 20th floor, at Shinawatra Tower 1, 414 Phahonyothin Road, SamsenNai, Phayathai, Bangkok, the following matters were resolved:

1. Certified the Minutes of Board of Directors' Meeting No. 5/2006 held on May 10, 2006.

2. Approved the appointment of Mr. Aviruth Wongbuddhapitak as a Director, Independent Director and Chairman of the Audit Committee as proposed by the Nomination Committee, to replace Mr. Arun Churdboonchart, who resigned from his directorship.

   In addition, approved the appointment of Mr. Aviruth Wongbuddhapitak as a member of the Compensation Committee and Mr. Surasak Vajasit as a member of the Nomination Committee, as proposed by the Nomination Committee.

3. Approved an investment of USD 200 million for expansion of the GSM network Phase 17A in order to increase the service capacity for the Company's subscribers and improve the traffic and signaling efficiency.

4. Approved the plans to procure funds for the Company to provide capital for investment in expansion of the network system, repay debentures due to be redeemed and allot working capital for to the Company. The Company will procure funds by borrowing money and/or issuing and offering debentures in an amount not more than Baht 25,000,000,000 or its equivalent in other currencies.

   The Meeting considered and approved the authorization of the Executive Committee or a person (the "Attorney") delegated by the Executive Committee and/or the Board of Directors to make a decision on whether the Company shall procure the aforementioned funds by borrowing money or by issuing and offering debentures, or a combination of both.

   (a) To consider and approve borrowing money from both domestic and/or overseas sources in an amount of no more than Baht 25,000,000,000 or its equivalent in other currencies. In addition, the Meeting authorized the Attorney to make a decision on borrowing this money and perform other related functions such as structuring the credit amount and determining the loan conditions and other details, including negotiation, preparation, agreements, execution, and delivery of relevant documents. The Attorney is also authorized to undertake any other tasks that he or she deems necessary or desirable for the purpose of facilitating or implementing the borrowing process.

   (b) To consider and approve the issuing and offering of unsubordinated and unsecured debentures in an amount of no more than Baht 25,000,000,000 or its equivalent in other

currencies. The debentures may be offered to the public, institutional investors and/or specific investors in Thailand and/or outside the country in accordance with the relevant notifications of the Office of the Securities and Exchange Commission. The debentures may be offered in the same set or several sets at the same time or several times. If the Company issues and offers debentures on a public-offering basis, the Meeting approved the allotment of debentures to the Company's existing debenture holders and/or management of the Company before offering them to general investors.

The Meeting considered and approved the authorization of the Attorney to issue and offer the aforementioned debentures and perform the following related tasks:

(1) structure, determine, specify and adjust any details of the debentures such as terms and conditions of issuer and debenture holders, amount of debentures, par value, interest rate, interest payment method, term, redemption period, subscription period, offering/allocation method including (but not limited to) amount and ratio for debenture allotment, appointment of arranger/underwriter, registration and/or debenture holders' representative (if any) and the arrangement for the listing of debentures on the secondary market;

(2) negotiate, prepare, agree, execute and deliver any agreements and other documents with respect to the issue and offer of the debentures; and

(3) perform all other tasks that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issue and offer of the debentures.

The issuing and offering of the aforementioned debentures shall be proposed to the Company's shareholders' meeting for approval, as required by law.

5. Approved the holding of the Extraordinary General Meeting of Shareholders No. 1/2006 on August 8, 2006 at 2 p.m. at the Auditorium on the 9th floor of Shinawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The agenda is as follows:

| | |
|---|---|
| Item 1 | Matters to be informed; |
| Item 2 | To certify the Minutes of the 2006 Annual General Meeting of Shareholders held on April 24, 2006; |
| Item 3 | To consider and approve the issuing and offering of unsubordinated and unsecured debentures; |
| Item 4 | Other business (if any). |

The Company will close the share registration book to determine which shareholders are eligible to attend and vote in this meeting from 12 noon on July 27, 2006 until the meeting is adjourned.

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**July 12, 2006**

**F 24-3**

## Audit Committee Report on Members and Scope of Duties

The Board of Directors' Meeting No. 6/2006 of Advanced Info Service Public Company Limited on July 12, 2006 passed resolutions concerning the appointment of Mr. Aviruth Wongbuddhapitak to be the Company's Chairman of the Audit Committee, effective on July 12, 2006.

1. Name of member of the Audit Committee are as follows:

| | | Remaining terms of holding office |
|---|---|---|
| Chairman of the Audit Committee: | Mr. Aviruth Wongbuddhapitak | Term of the Board of Directors |
| Member of the Audit Committee: | Mrs. Tasanee Manorot | Term of the Board of Directors |
| Member of the Audit Committee: | Mr. Surasak Vajasit | Term of the Board of Directors |
| Audit Committee Secretary: | Mrs. Suwimon Kulalert | |

2. The Audit Committee of the Company has power, duties responsibilities as follows:

2.1 Review that company financial statements are conducted in accordance with generally accepted accounting principles and are adequately disclosed.
2.2 Review that the Company has appropriate and effective internal control and internal audit.
2.3 Review that the Company complies with the rules and regulations of the Stock Exchange of Thailand and other applicable laws.
2.4 Consider towards appointment of the auditor and the annual audit fee.
2.5 To review and express opinion on entering into related transactions by the Company and the affiliates to be in compliance with the rules and the regulations prescribed by the Stock Exchange of Thailand.
2.6 To consider accurate and complete disclosure of related information in case of connected transactions or transactions that might cause conflict of interests.
2.7 Review the appropriateness and effectiveness of company's risk management system.
2.8 To approve appointment, assignment, removal and appraisal of Chief Audit Executive.
2.9 Review and express opinions on audit plan and audit activities of Internal audit office, and coordinate with external auditor.
2.10 Produce the corporate governance's report and disclose the same in the Company's annual report. The Chairman of the Audit Committee must sign the report.
2.11 Report the outcome of the Audit Committee's meeting to the Board of Directors at least four times per year.
2.12 Have the authority to invite the concerned executive directors and the management or related employees to gives statements or useful information or the attend the meeting.
2.13 Have the authority to obtain the necessary assistance of consultant or other specialized service from outside the organization
2.14 To review and evaluate the scope of the Audit committee's performance on an annual basis.
2.15 Undertake other matters as designated or assigned by the Board of Directors of the Company in agreement which agreed with the Audit Committee.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**July 5, 2006**

---

AIS-CP 086/2006

July 5, 2006

Subject: Resignation of Director of Advanced Info Service Plc.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (ADVANC) would like to inform you that Mr. Arun Churdboonchart, Director, Independent Director, Chairman of the Audit Committee, Remuneration Committee and Nomination Committee of ADVANC resigned from such positions, effective on June 30, 2006.